

Formation

02 JAN 30 AM 8:25


02002767

THIRD LEASE OPTION TO PURCHASE PAYMENT MADE ON REFINERY

Vancouver, BC, December 19, 2001, Formation Capital Corporation (FCO-TSE) Further to the Company's news release dated August 21, 2001, the Company has made its third lease option to purchase payment of US$200,000 to Sunshine Precious Metals Inc. To assist in funding this payment, an arms length party advanced CAD $400,000 to the Company against a promissory note that bears interest at 7.5% per annum and a general security agreement that provides for a floating charge on the assets and undertaking of the Company. The promissory note carries a term expiring on March 01, 2002 which may be extended in certain circumstances to March 01,2003.

To date a total of US$600,000 has been paid for certain refining facilities and the associated antimony processing plant and property (the Refinery) located in Big Creek, Idaho. The total purchase price for the Refinery is US$1.6 million if paid by March 31, 2002, US$2.0 million if paid by December 31, 2002 or US$2.5 million if paid by June 30, 2003. The cost to build comparable facilities has been estimated at over US$40 million, whereas the retrofitting of the Refinery to process Idaho Cobalt Project (ICP) concentrate can be accomplished at a fraction of the cost.

Refinery processing of the Company's ICP cobalt/copper/gold concentrate will utilize industry proven hydrometallurgical technology. The Refinery's unique combination of hydrometallurgical technologies offers process alternatives that can effectively resolve many impurity concerns, improve recoveries and allow for cobalt value added product production flexibility. These end products, such as cobalt hydroxide, sell at a significant premium to cathode cobalt metal. Ongoing research and development projects are evaluating new applications of cobalt around the world. The flexibility of the Refinery will help to ensure Formation can take advantage of new applications for this essential metal.

Formation Capital Corporation expects to produce 1,500 tonnes of cobalt per year, representing approximately 4 % of world production with the current ten year mine life of the ICP. Cobalt value-added products produced from the Refinery would offer an alternative, reliable domestic source for the United States market. The United States consumes over 30% of the world production of cobalt and as yet has no current domestic supply. It currently depends on overseas countries such as Zambia, Zaire (DRC) and Russia for much of its cobalt needs.

FORMATION CAPITAL CORPORATION

"Mari-Ann Green"

Mari-Ann Green
CEO

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Email: inform@formcap.com - Or visit our Web site at: http://www.formcap.com

The statements contained in this release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual